Exhibit (a)(5)(A)

PRESS RELEASE

Investor Relations Sally Bishop Keynote Systems, Inc. (650) 403-3314 sbishop@keynote.com

Keynote Announces Self Tender Offer

SAN MATEO, California, October 28, 2002—Keynote Systems™ (Nasdaq:KEYN), today announced that its Board of Directors has authorized Keynote to purchase for cash 10,000,000 shares, or approximately 36.9%, of its outstanding common stock as of September 30, 2002, in a modified Dutch auction tender offer at a purchase price per share of between $7.00 and $8.00.

The offer will commence Tuesday, October 29, 2002 and will expire at 12:00 midnight, Eastern Time, on Tuesday, November 26, 2002, unless extended.

Discussing the reasons for the offer, Umang Gupta, Keynote’s Chairman of the Board and CEO, said: “We are conducting this offer because our Board believes that investing in our own stock would be an efficient means of providing value to our stockholders. Our cash resources are sufficient to finance this offer and to meet our anticipated requirements for future operations, and we believe that the offer is a prudent use of our financial resources. The offer will provide our stockholders with an opportunity to sell their stock at a premium and, if they choose not to do so, to increase their relative percentage ownership in Keynote following the completion of the offer.”

Keynote’s Board of Directors has approved the offer. Neither Keynote, nor Keynote’s Board of Directors nor the Dealer Manager for the offer is making a recommendation to stockholders as to whether they should or should not tender their shares or as to the purchase price or prices at which they may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the purchase price or prices at which they tender their shares. Keynote’s directors and executive officers have advised Keynote that they do not intend to tender any shares in the offer; however, affiliates of Keynote’s directors, including VeriSign, Inc., may elect to tender some or all of their shares in the offer.

The terms and conditions of the offer will appear in Keynote’s Offer to Purchase, which will be dated October 29, 2002, and the related Letter of Transmittal. Copies of these and other related documents will be mailed to all holders of Keynote common stock. Under the terms of the offer, Keynote stockholders may offer to sell to Keynote all or a portion of the shares they own within a price range of $7.00 to $8.00 per share in cash. As a result, assuming Keynote’s offer is fully subscribed, Keynote expects to purchase approximately 36.9% of its outstanding common stock as of September 30, 2002. Keynote intends to fund the offer with its cash on hand. At September 30, 2002, Keynote had approximately $239.3 million in cash and short-term investments.

On the terms and subject to the conditions of the offer, Keynote will determine the single per share price, not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, that Keynote will pay for shares properly tendered and not properly withdrawn in the offer, taking into account the total number of shares so tendered and the prices specified by all stockholders tendering shares. Keynote will select the lowest purchase price that will allow it to purchase

10,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. If the amount of validly tendered Keynote common stock exceeds 10,000,000 shares, Keynote will accept for payment at the final purchase price all common stock tendered at or below the final purchase price on a pro rata basis, as described in the Offer to Purchase.

The offer is subject to certain conditions described in the Offer to Purchase. Subject to applicable law, Keynote may, in its sole discretion, waive any condition applicable to the offer and may extend or otherwise amend the offer. The offer is not conditioned on any minimum number of shares of Keynote common stock being tendered.

Goldman, Sachs & Co. is acting as the Dealer Manager for the offer, Georgeson Shareholder Communications Inc. is the Information Agent, and American Stock Transfer & Trust Company is the Depositary. After the commencement of the offer, additional information concerning the terms of the offer, including all questions related to the mechanics of the offer may be obtained by contacting the Information Agent at (866) 835-3023 or the Dealer Manager at (800) 323-5678. Copies of the Offer to Purchase, the Letter of Transmittal and other offer documents can be obtained for free by contacting the Information Agent.

THIS PRESS RELEASE IS NEITHER AN OFFER TO BUY NOR THE SOLICITATION OF AN OFFER TO SELL SHARES. THE SOLICITATION AND THE OFFER TO BUY KEYNOTE’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT KEYNOTE WILL BE SENDING OUT ON OCTOBER 29, 2002. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

After the commencement of the offer, additional information about the offer will be found at  www.keynote.com/investors.

Forward-Looking Statements

This press release contains forward-looking statements that are not purely historical regarding the Company or management’s intentions, hopes, beliefs, expectations and strategies for the future. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results could differ materially from the Company’s current expectations.

Forward-looking statements in this release include, but are not limited to, statements regarding forecasts concerning Keynote’s anticipated requirements for future operations and the expected completion of the tender offer. It is important to note that actual outcomes and Keynote’s actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as Keynote’s ability to develop and introduce new services in a timely manner, and customer acceptance of any new services, the extent to which demand for Keynote’s benchmarking services fluctuates and the extent to which other service lines can continue to increase as a percentage of total revenues, Keynote’s short operating history with an unproven business model, which makes it difficult to evaluate its current business and future prospects, Keynote’s reliance on existing customers renewing their subscriptions and purchasing additional services, particularly enterprise customers, pricing pressures with respect to Keynote’s services, competition in Keynote’s market, which could result in the adoption of a competitor’s Internet performance measurement service as the industry standard for measuring the speed and reliability of websites, improvements to the Internet infrastructure which could have the effect of reducing demand for Keynote’s services, Keynote’s experience with assimilating its acquisitions and costs associated with any future acquisitions, unforeseen changes in expense levels, widespread adoption of the

Internet by businesses and consumers for e-business and communications, Keynote’s ability to successfully complete the tender offer, Keynote’s ability to keep pace with technological changes, and Keynote’s ability to successfully operate international operations. Readers should also refer to the risks outlined in Keynote’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for its fiscal year ended September 30, 2001, and its quarterly reports on Form 10-Q and current reports on Form 8-K filed during the fiscal year.

All forward-looking statements and reasons why results might differ included in this release are made as of the date of this press release, based on information available to Keynote as of the date of this press release, and Keynote assumes no obligation to update any such forward-looking statement or reasons why results might differ.

About Keynote

Keynote Systems, The Internet Performance Authority®, is the worldwide leader in Internet performance management services that improve the quality of e-business. Keynote’s services enable corporate enterprises to benchmark, diagnose, test and manage their e-business systems both inside and outside the firewall. More than 2,300 corporate IT departments and 16,000 individual subscribers rely on the company’s easy-to-use and cost-effective services to optimize revenues and reduce downtime costs without requiring additional complex and costly software implementations.

Keynote Systems, Inc. was founded in 1995 and is headquartered in San Mateo, California. The company can be reached at www.keynote.com or by phone in the U.S. at (650) 403-2400.

© 2002 Keynote Systems, Inc. The Internet Performance Authority is a registered trademark. Keynote and Keynote Systems are the trademarks of Keynote Systems, Inc.